

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Maurice Zauderer, Ph.D.
President and Chief Executive Officer
Vaccinex, Inc.
1895 Mount Hope Avenue
Rochester, NY 14620

Re: Vaccinex, Inc.
　　　Registration Statement on Form S-3
　　　Filed April 2, 2024
　　　File No. 333-278467

Dear Maurice Zauderer:

　　　This is to advise you that we have not reviewed and will not review your registration statement.

　　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　Please contact Jason Drory at 202-551-8342 with any questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Life Sciences

cc:　　Nick Hoover